COASTAL PACIFIC OPTIONS HOTSTONE GOLD PROPERTY

CALGARY, AB, October 6, 2010 -- Coastal Pacific Mining Corp. (OTCBB: CPMCF) ("Coastal Pacific” or the “Company") announces that it has entered into an Option Agreement (the “Agreement”) to earn a 50% undivided interest in a gold exploration prospect, known as the Hotstone property.

Under the terms of the Agreement, Coastal Pacific will issue 1,000,000 restricted shares of common stock and make cash payments of $100,000, with the first payment of $50,000 due within 60 days of entering into the Agreement, and the second payment due within six months of the date of the Agreement.  Further, within a one year period, the Company will be required to fund a 1.5 million dollar exploration program on the property, in order to earn its 50% interest.

The Hotstone property is comprised of a 5 claim unit totaling approximately 120 hectares within the Greenlaw Township, located 50 km southeast of Chapleau, Ontario, and 130 km west-southwest of Timmins, Ontario, Canada.

The Hotstone property is located in the Swayze Greenstone Belt, which is an extension of the well known Abitibi Greenstone Belt - home of producing gold camps such as Kirkland Lake, Matachewan, Porcupine (Timmins) and the emerging West Porcupine Gold Mining Camp.

The Company intends to dedicate all of its time and resources to the exploration and development of the Hotstone Property.

The Company was formed to seek mineral resource properties which have strong exploration and development potential for provable and producible reserves by way of joint ventures, options or direct acquisition.

Our philosophy is to participate with companies who are in the later stage of exploration and are ready for development. History has shown that in periods of market downturns gold and silver have proven to be a dependable hedge for investors against both inflation and any monetary crisis.

 Coastal Pacific Mining Corp.
927 Drury Ave N.E.
Calgary, Alberta T2E 0M3
Web: www.coastalpacificminingcorp.com
For information: info@coastalpacificminingcorp.com

Contact:
Joesph Bucci, President
403.612.3001
joebucci@coastalpacificminingcorp.com

Cautionary note:

FORWARD-LOOKING STATEMENTS: “Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995: Statements relating to the company’s business activities and other statements in this press release are forward-looking statements within the meaning of the Securities Litigation Reform Act of 1995. Such statements are based on current expectations about the Company’s business. Words such as expects, anticipates, intends, plans, believes, estimates and similar words and expressions are intended to identify such forward-looking statements. These statements involve risks that are difficult to evaluate. Actual results can vary from descriptions herein due to many factors including changes in metal prices and business conditions; changes in laws and regulations; problems encountered in exploration and obtaining permits; changes in the competitive environment; technological advances; shortages of skilled workers, drill rigs and equipment; the need for additional capital and other risks listed in the Company’s Securities and Exchange Commission filings under "risk factors" and elsewhere. Forward-looking statements speak only as of the date they were made. The Company does not undertake any obligation to update forward-looking statements.

WWW.COASTALPACIFICMININGCORP.COM	Coastal Pacific Mining Corp. 927 Drury Avenue NE, Calgary, Alberta T23 0M3 TOLL FREE: (877) 931 0110 - TEL: (403) 612.3001 - Fax: (403) 313-5449